SUB-ITEM 77B - ACCOUNTANT'S REPORT ON INTERNAL CONTROL




January 19, 1996


The Audit Committee of the Board of Directors
Z-Seven Fund, Inc.

Dear Members:

We have audited the financial statements of Z-Seven Fund, Inc. for the year ended December 31, 1995, and have issued our report thereon dated January
19, 1996. In planning and performing our audit of the financial statements of Z-Seven Fund, Inc., we considered the internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. A material weakness is a condition in which the design or operation of internal control structure components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the audit committee, management, and others within the organization.



Very truly yours,

KPMG Peat Marwick LLP